UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number: 001-34936

Noah Holdings Limited

No. 32 Qinhuangdao Road, Building C,

Shanghai 200082, People’s Republic of China

(86-21) 3860-2301

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Holdings Limited

By:	/s/ Ching Tao
Ching Tao Chief Financial Officer

Date: May 25, 2016

2

EXHIBIT INDEX

Exhibit 99.1 – Press Release

3

Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR

THE FIRST QUARTER OF 2016

SHANGHAI, May 23, 2016 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading wealth and asset management service provider with a focus on global services for high net worth individuals and enterprises in China, today announced its unaudited financial results for the first quarter of 2016.

Starting from the fourth quarter of 2015, the Company changed its reporting currency from the U.S. dollar (“US$”) to the Renminbi (“RMB”). The change in reporting currency is to better reflect the Company’s performance, as the majority of the Company’s operations are conducted in RMB, to align the Company’s reporting currency with its underlying operations and to reduce the impact that the increased volatility of the RMB to US$ exchange rate will have on the Company’s reported operating results. This release contains translations of certain RMB amounts into US$ for convenience1. Prior period numbers have been recast into the new reporting currency.

FIRST QUARTER 2016 FINANCIAL HIGHLIGHTS

•	Net revenues in the first quarter of 2016 were RMB607.2 million (US$94.2 million), a 35.6% increase from the corresponding period in 2015.

(RMB millions, except percentages)	Q1 2015	Q1 2015 Segment %	Q1 2016	Q1 2016 Segment %	YoY Change
Wealth management	341.8	76.3%	463.6	76.4%	35.7%
Asset management	96.8	21.6%	137.7	22.7%	42.3%
Internet finance	9.1	2.0%	5.8	1.0%	(36.2%)

Total net revenues	447.7	100.0%	607.2	100.0%	35.6%

•	Income from operations in the first quarter of 2016 was RMB227.3 million (US$35.3 million), a 60.1% increase from the corresponding period in 2015.

(RMB millions, except percentages)	Q1 2015	Q1 2015 Segment %	Q1 2016	Q1 2016 Segment %	YoY Change
Wealth management	129.7	91.4%	133.2	58.6%	2.7%
Asset management	39.4	27.8%	146.6	64.5%	271.9%
Internet finance	(27.2)	(19.1%)	(52.5)	(23.1%)	93.3%

Total income from operations	142.0	100.0%	227.3	100.0%	60.1%

•	Net income attributable to Noah shareholders in the first quarter of 2016 was RMB199.0 million (US$30.9 million), a 50.7% increase from the corresponding period in 2015.

•	Non-GAAP[2] net income attributable to Noah shareholders in the first quarter of 2016 was RMB214.0 million (US$33.2 million), a 52.6% increase from the corresponding period in 2015.

[1]	Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.448 to US$1.00, the effective noon buying rate for March 31, 2016 as set forth in the H.10 statistical release of the Federal Reserve Board.
[2]	Noah’s non-GAAP financial measures are its corresponding GAAP financial measures as adjusted by excluding the effects of all forms of share-based compensation.

FIRST QUARTER 2016 OPERATIONAL UPDATES

Wealth Management Business

The Company’s wealth management business provides global wealth investment and asset allocation services to high net worth individuals and enterprise clients in China.

•	The total number of registered clients as of March 31, 2016 was 105,557, a 40.9% increase since March 31, 2015, consisting of 102,330 registered individual clients, 3,108 registered enterprise clients and 119 wholesale clients that have entered into cooperation agreements with the Company.

•	Total number of active clients[3] during the first quarter of 2016 was 4,948, a 6.2% decrease from the corresponding period in 2015, and a 7.5% increase from the fourth quarter of 2015.

•	The aggregate value of wealth management products distributed by the Company during the first quarter of 2016 was RMB24.8 billion (US$3.8 billion), representing a 0.9% increase from the corresponding period in 2015, and a 23.8% increase from the fourth quarter of 2015.

Product type	Three months ended March 31,
	2015		2016
	(RMB in billions, except percentages)
Fixed income products	12.2	49.5%	16.1	65.1%
Private equity products	5.4	21.9%	6.1	24.4%
Secondary market equity fund products	6.5	26.6%	2.3	9.3%
Other products	0.5	2.0%	0.3	1.2%

All products	24.6	100.0%	24.8	100%

•	The average transaction value per client[4] in the first quarter of 2016 was RMB5.0 million (US$0.8 million), a 7.6% increase from the corresponding period in 2015, reflecting a change in product mix.

•	The coverage network included 166 branches and sub-branches covering 68 cities as of March 31, 2016, up from 135 branches and sub-branches covering 67 cities as of December 31, 2015, and 112 branches and sub-branches covering 64 cities as of March 31, 2015.

•	The number of relationship managers was 1,137 as of March 31, 2016, up from 1,098 and 834 as of December 31, 2015 and March 31, 2015, respectively.

Asset Management Business

The Company’s asset management business develops and manages financial products denominated in both domestic (RMB) and foreign currencies. These financial products include real estate funds and funds of funds, including private equity funds, real estate funds, hedge funds and fixed income funds.

•	The total assets under management as of March 31, 2016 were RMB94.6 billion (US$14.7 billion), a 60.7% increase from March 31, 2015 and a 9.2% increase from December 31, 2015.

[3]	“Active clients” refers to registered clients who purchased wealth management products distributed by Noah during the period specified.
[4]	“Average transaction value per client” refers to the average value of wealth management products distributed by Noah that were purchased by active clients during the period specified.

Product type	As of December 31, 2015		Asset Growth	Asset Expiration/ Redemption	As of March 31, 2016
	(RMB billions, except percentages)
Real estate funds and real estate funds of funds	31.8	36.7%	7.2	11.6	27.4	28.9%
Private equity funds of funds	37.9	43.7%	6.5	—	44.4	46.9%
Secondary market equity funds of funds	10.7	12.3%	1.0	1.7	10.0	10.6%
Other fixed income funds of funds	6.3	7.3%	7.7	1.1	12.8	13.6%

All products	86.7	100.0%	22.3	14.4	94.6	100.0%

Internet Finance Business

The Company’s internet finance business provides financial products and services through a proprietary internet finance platform targeting aspiring high net worth individuals in China.

•	The aggregate value of financial products distributed by the Company through its internet finance platform in the first quarter of 2016 was RMB1.9 billion (US$293.5 million), a 12.2% decrease from the first quarter of 2015.

•	Total number of enterprise clients as of March 31, 2016 was 645, up from 320 and 634 as of March 31, 2015 and December 31, 2015, respectively.

•	Total number of individual clients as of March 31, 2016 was 294,151, up from 63,672 and 276,738 as of March 31, 2015 and December 31, 2015, respectively.

Mr. Kenny Lam, Group President of Noah, commented, “The macro environment in the first quarter was one of the most volatile in recent years. With our cautious approach to risk management and product selection, we have effectively managed this volatility and continue to deliver solid results. Our clients recognize the benefits of our commitment to long term value investing. We remain focused on building a sustainable, leading wealth and asset management platform.”

FIRST QUARTER 2016 FINANCIAL RESULTS

Net Revenues

Net revenues for the first quarter of 2016 were RMB607.2 million (US$94.2million), a 35.6% increase from the corresponding period in 2015, primarily due to increases in one-time commissions and recurring service fees.

•	Wealth Management Business

•	Net revenues from one-time commissions for the first quarter of 2016 were RMB274.8 million (US$42.6 million), a 43.0% increase from the corresponding period in 2015. The increase was primarily due to the change in the product mix.

•	Net revenues from recurring service fees for the first quarter of 2016 were RMB168.6 million (US$26.1 million), a 24.4% increase from the corresponding period in 2015. The increase was mainly due to the cumulative effect of finance products with recurring service fees previously distributed by the Company.

•	Net revenues from performance-based income for the first quarter of 2016 were RMB6.8 million (US$1.1 million), a 24.0% decrease from the corresponding period in 2015.

•	Net revenues from other service fees for the first quarter of 2016 were RMB13.5 million (US$2.1 million), compared with RMB5.2 million in the corresponding period of 2015.

•	Asset Management Business

•	Net revenues from recurring service fees for the first quarter of 2016 were RMB127.3 million (US$19.7 million), a 57.9% increase from the corresponding period in 2015. The increase was primarily due to the increase in assets under management by the Company.

•	Net revenues from performance-based income for the first quarter of 2016 were RMB9.1 million (US$1.4 million), a 43.5% decrease compared with the corresponding period in 2015.

•	Internet Finance Business

•	Net revenues for the first quarter of 2016 were RMB5.8 million (US$0.9 million), a 36.2% decrease from the corresponding period in 2015, primarily due to the Company’s internet finance business’ strategic change to focus more on distribution of standard products.

Operating costs and expenses

Operating costs and expenses include compensation and benefits, selling expenses, general and administrative expenses, other operating expenses and government subsidies. Operating costs and expenses for the first quarter of 2016 were RMB379.8 million (US$58.9 million), a 24.3% increase from the corresponding period in 2015. The increase was mainly driven by growth in compensation and benefits, increased rental and related expenses associated with the new head office building which was put into use in the first quarter of 2016 and increased marketing expenses, and was partially offset by a RMB68.9 million (US$10.7 million) increase in government subsidies received in the first quarter of 2016 compared with the first quarter of 2015.

•	Wealth Management Business

Operating costs and expenses for the first quarter of 2016 were RMB330.4 million (US$51.2 million), a 55.8% increase from the corresponding period in 2015.

•	Compensation and benefits includes compensation for relationship managers and back-office employees. Compensation and benefits for the first quarter of 2016 were RMB236.0 million (US$36.6 million), a 51.3% increase from the corresponding period in 2015. In the first quarter of 2016, relationship manager compensation increased by 43.4% from the corresponding period in 2015, primarily driven by an increase in the number of relationship managers and a change of product mix to include more insurance brokerage business. Other compensation for the first quarter of 2016 increased by 63.4% from the corresponding period in 2015, primarily driven by an increase in the number of back-office employees.

•	Selling expenses for the first quarter of 2016 were RMB58.8 million (US$9.1 million), a 54.4% increase from the corresponding period in 2015, primarily due to an increase in client events and other marketing initiatives, and an increase in rental fees.

•	General and administrative expenses for the first quarter of 2016 were RMB24.6 million (US$3.8 million), an 81.9% increase from the corresponding period in 2015, mainly due to an increase in rental and related expenses associated with the new head office building which was put into use in the first quarter of 2016.

•	Other operating expenses, which include other costs incurred directly in relation to the Company’s revenues, for the first quarter of 2016 were RMB11.1 million (US$1.7 million), an increase of 150.0% from the corresponding period in 2015. The increase was primarily due to the growth of other businesses within the wealth management segment.

•	Government subsidies represent cash subsidies received from local governments for general corporate purposes. The Company received RMB0.1 million (US$9.9 thousand) in government subsidies for the wealth management business in the first quarter of 2016, compared to nil in the corresponding period of 2015.

•	Asset Management Business

Operating costs and expenses for the first quarter of 2016 included compensation and benefits and operation expenses of RMB60.0 million (US$9.3 million) and government subsidy of RMB68.9 million (US$10.7 million).

•	Compensation and benefits include compensation of managers of institutional client relationships, fund managers and back-office employees. Compensation and benefits for the first quarter of 2016 were RMB43.4 million (US$6.7 million), an 8.1% increase from the corresponding period in 2015. The increase was primarily due to an increase in the number of back-office employees.

•	Selling expenses for the first quarter of 2016 were RMB1.9 million (US$0.3 million), compared with RMB2.3 million in the corresponding period of 2015, representing a decrease of 16.9% year over year.

•	General and administrative expenses for the first quarter of 2016 were RMB12.4 million (US$1.9 million), a 13.3% decrease from the corresponding period in 2015, primarily due to decreased consultant expenses.

•	Government subsidies represent cash subsidies received from local governments for general corporate purposes. The Company received RMB68.9 million (US$10.7 million) in government subsidies for the asset management business in the first quarter of 2016, compared to nil in the corresponding period in 2015.

•	Internet Finance Business

Operating costs and expenses for the first quarter of 2016 were RMB58.3 million (US$9.0 million), a 60.8% increase from the corresponding period in 2015, and represented the Company’s expenses in human resources, marketing and internet infrastructure, as well as expenses incurred in promoting the Company’s internet finance business. Operating costs and expenses for the first quarter of 2016 primarily consisted of compensation and benefits of RMB33.9 million (US$5.3 million), selling expenses of RMB7.2 million (US$1.1 million), general and administrative expenses of RMB13.2 million (US$2.0 million) and other operating expenses of RMB3.9 million (US$0.6 million).

Operating Margin

Operating margin for the first quarter of 2016 was 37.4% compared to 31.7% for the corresponding period in 2015. The increase was primarily due to an increase in government subsidies received in the first quarter of 2016 compared with the first quarter of 2015.

•	Wealth Management Business

Operating margin for the first quarter of 2016 was 28.7%, compared to 38.0% for the corresponding period in 2015 and 11.7% in the fourth quarter of 2015. The decrease year-on-year was mainly because operating costs and expenses grew faster than net revenues in the first quarter of 2016, as compared to the first quarter of 2015.

•	Asset Management Business

Operating margin increased to 106.5% for the first quarter of 2016 from 40.7% for the corresponding period in 2015. The increase was primarily due to the RMB68.9 million (US$10.7 million) in government subsidies received in the first quarter of 2016, compared to nil in the first quarter of 2015.

•	Internet Finance Business

Operating loss for the first quarter of 2016 was RMB52.5 million (US$8.1 million) compared with RMB27.2 million for the corresponding period of the prior year and RMB 56.0 million in the fourth quarter of 2015.

Income Tax Expenses

Income tax expenses for the first quarter of 2016 were RMB53.4 million (US$8.3 million), a 40.3% increase from the corresponding period in 2015, in line with the year-over-year growth in taxable income.

Net Income

•	Net Income

•	Net income attributable to Noah shareholders for the first quarter of 2016 was RMB199.0 million (US$30.9 million), a 50.7% increase from the corresponding period in 2015.

•	Net margin for the first quarter of 2016 was 31.7%, as compared to 28.7% for the corresponding period in 2015.

•	Net income per basic and diluted ADS for the first quarter of 2016 was RMB3.54 (US$0.55) and RMB3.38 (US$0.52), respectively, as compared to RMB2.35 and RMB2.29, respectively, for the corresponding period in 2015.

•	Non-GAAP Net Income Attributable to Noah Shareholders

•	Non-GAAP net income attributable to Noah shareholders for the first quarter of 2016 was RMB214.0 million (US$33.2 million), a 52.6% increase from the corresponding period in 2015.

•	Non-GAAP net margin for the first quarter of 2016 was 34.2%, as compared to 30.5% for the corresponding period in 2015.

•	Non-GAAP net income per diluted ADS for the first quarter of 2016 was RMB3.63 (US$0.56), as compared to RMB2.43 for the corresponding period in 2015.

Balance Sheet and Cash Flow

As of March 31, 2016, the Company had RMB2,480.3 million (US$384.7 million) in cash and cash equivalents, compared to RMB1,703.2 million as of March 31, 2015 and RMB2,132.9 million as of December 31, 2015.

Cash inflow from the Company’s operating activities during the first quarter of 2016 was RMB730.8 million (US$113.3 million), an increase from RMB247.2 million in the fourth quarter of 2015, mainly due to the temporary impact of other current liabilities.

Cash outflow from the Company’s investing activities during the first quarter of 2016 was RMB381.1 million (US$59.1 million), a change from RMB87.5 million cash inflow in the fourth quarter of 2015, primarily due to an increase in investments in short-term and long-term investments.

Cash inflow from the Company’s financing activities for the first quarter of 2016 was RMB0.2 million (US$23.7 thousand).

2016 FORECAST

The Company estimates that non-GAAP net income attributable to Noah shareholders for the full year 2016 will be in the range of RMB690 million to RMB720 million, an increase of 14.4% to 19.4% compared to the full year 2015. This estimate reflects management’s current business outlook and is subject to change.

CONFERENCE CALL

Senior management will host two conference calls to discuss the Company’s first quarter 2016 unaudited financial results and recent business activities, one in English and one in Mandarin Chinese.

The conference calls may be accessed with the following details:

English language conference call
Date/Time	Monday, May 23, 2016 at 8:00 p.m., U.S. Eastern Time Tuesday, May 24, 2016 at 8:00 a.m., Hong Kong Time

Dial in details
- United States Toll Free	+1-888-346-8982
- Mainland China Toll Free	4001-201203
- Hong Kong Toll Free	800-905-945
- International	+1-412-902-4272
Conference Title	Noah Holdings Limited First Quarter 2016 Earnings Call
Participant Password	Noah Holdings

A telephone replay will be available starting 1 hour after the end of the conference call until May 30, 2016 at +1-877-344-7529 (US Toll Free) or +1-412-317-0088 (International Toll). The replay access code is 10086145.

A live and archived webcast of the conference call will be available at Noah’s investor relations website under the News & Events section at http://ir.noahwm.com.

Chinese language conference call
Date/Time	Monday , May 23, 2016 at 9:30 p.m., U.S. Eastern Time Tuesday, May 24, 2016 at 9:30 a.m., Hong Kong Time

Dial in details
- Mainland China	400-681-0220
- Hong Kong Toll Free	800-968-112

- International	+86-23-8682-9200
Conference Title	Noah Holdings Limited First Quarter 2016 Earnings Call (Chinese Language)
Participant Password	201893#

A telephone replay will be available starting 1 hour after the end of the conference call until May 30, 2016 at 400-681-0221 (Mainland China) or +86-23-8682-9250 (International). The conference reference number is234265#, and the replay password is 350157#.

A live and archived webcast of the conference call will be available at Noah’s investor relations website under the News & Events section at http://ir.noahwm.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES:

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures is set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impact of share-based compensation to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income, non-GAAP income per diluted ADS and non-GAAP net margin provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options in the periods presented. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

ABOUT NOAH HOLDINGS LIMITED

Founded in 2005, Noah Holdings Limited (NYSE: NOAH) is a leading wealth and asset management services provider with a focus on global services for high net worth individuals and enterprises in China. In the first quarter of 2016, Noah distributed over RMB24.8 billion (US$3.8 billion) of wealth management products. As of March 31, 2016, Noah had assets under management of RMB94.6 billion (US$14.7 billion).

Noah distributes a wide array of wealth management products, including fixed income products, private equity fund products, mutual fund products and insurance products. Noah also develops and manages financial products denominated in both domestic (RMB) and foreign currencies, covering real estate funds and funds of funds, including private equity funds, real estate funds, hedge funds and fixed income funds through Gopher Asset Management. In addition, in 2014, the Company launched a proprietary internet finance platform to provide financial products and services to aspiring high net worth individuals and enterprise clients in China. Noah delivers customized financial solutions to clients through a network of 1,137 relationship managers across 166 branches and sub-branches in 68 cities in China, and serves the international investment needs of its clients through a wholly owned subsidiary in Hong Kong. The Company’s wealth management business had 105,557 registered clients as of March 31, 2016.

For more information please visit Noah at ir.noahwm.com.

FOREIGN CURRENCY TRANSLATION

Effective October 1, 2015, the Company changed its reporting currency from U.S. dollars (“US$”) to Chinese Renminbi (“RMB”). The change in reporting currency is to better reflect the Company’s performance, as the majority of the Company’s operations are conducted in RMB, to align the Company’s reporting currency with its underlying operations and to reduce the impact that the increased volatility of the RMB to US$ exchange rate will have on the Company’s reported operating results. Prior to October 1, 2015, the Company reported its annual and quarterly consolidated balance sheets and consolidated statements of income and comprehensive income and shareholder’s equity and cash flows in US$. In this announcement, the unaudited financial results for the quarter ended March 31, 2016 are stated in RMB. The related financial statements prior to October 1, 2015 have been recast to reflect RMB as the reporting currency for comparison to the financial results for the quarter ended March 31, 2016.

This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.448 to US$1.00, the effective noon buying rate for March 31, 2016 as set forth in the H.10 statistical release of the Federal Reserve Board.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for 2016 and quotations from management in this announcement, as well as Noah’s strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industry; its ability to attract and retain quality employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industry in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under applicable law.

Contacts:

Noah Holdings Limited

Steve Zeng

Noah Holdings Limited

Tel: +86-21-8035-9221

ir@noahwm.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Noah Holdings Limited

Condensed Consolidated Balance Sheets

(In RMB)

(unaudited)

	December 31, 2015	As of March 31, 2016	March 31, 2016
	RMB	RMB	USD
Assets
Current assets:
Cash and cash equivalents	2,132,923,674	2,480,303,362	384,662,432
Restricted cash	1,000,000	1,000,000	155,087
Short-term investments	560,073,899	594,827,536	92,249,928
Accounts receivable, net of allowance for doubtful accounts of nil at December 31, 2015 and March 31, 2016	122,346,687	158,429,494	24,570,331
Loans receivable	132,109,897	140,904,788	21,852,480
Deferred tax assets	—	—	—
Amounts due from related parties	238,236,268	290,000,245	44,975,224
Other current assets	75,141,655	174,747,211	27,100,994

Total current assets	3,261,832,080	3,840,212,636	595,566,476
Long-term investments	251,781,945	412,329,808	63,946,931
Investment in affiliates	326,155,843	385,289,302	59,753,303
Property and equipment, net	196,475,249	210,713,490	32,678,891
Non-current deferred tax assets	43,863,568	43,720,740	6,780,512
Other non-current assets	16,885,730	34,390,714	5,333,547

Total Assets	4,096,994,415	4,926,656,690	764,059,660

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	494,688,785	323,473,235	50,166,445
Income tax payable	61,650,980	86,414,268	13,401,717
Amounts due to related parties	1,060	1,060	164
Deferred revenues	68,425,735	124,322,025	19,280,711
Deferred tax liabilities	1,159,774	1,239,554	192,239
Other current liabilities	340,904,047	1,045,695,407	162,173,605

Total current liabilities	966,830,381	1,581,145,549	245,214,880
Non-current uncertain tax position liabilities	67,248	67,248	10,429
Convertible notes	518,224,000	515,840,000	80,000,000
Other non-current liabilities	77,876,237	84,752,980	13,144,073

Total Liabilities	1,562,997,866	2,181,805,777	338,369,382

Equity	2,533,996,549	2,744,850,913	425,690,278

Total Liabilities and Equity	4,096,994,415	4,926,656,690	764,059,660

Noah Holdings Limited

Condensed Consolidated Income Statements

(In RMB, except for ADS data, per ADS data and percentages)

(unaudited)

		Three months ended
	March 31,	March 31,	March 31,
	2015	2016	2016	Change
Revenues:	RMB	RMB	USD
Third-party revenues
One-time commissions[5]	124,986,513	228,091,653	35,374,016	82.5%
Recurring service fees	79,054,925	107,031,782	16,599,222	35.4%
Performance-based income	26,361,641	9,651,835	1,496,873	(63.4%)
Other service fees	14,460,356	20,030,783	3,106,511	38.5%

Total third-party revenues	244,863,435	364,806,053	56,576,621	49.0%
Related party revenues
One-time commissions[5]	77,325,133	60,579,007	9,395,007	(21.7%)
Recurring service fees	148,136,876	202,265,842	31,368,772	36.5%
Performance-based income	—	6,997,951	1,085,290	—
Other service fees	140,759	619,353	96,054	340.0%

Total related party revenues	225,602,768	270,462,153	41,945,123	19.9%
Total revenues	470,466,203	635,268,206	98,521,744	35.0%
Less: business taxes and related surcharges	(22,815,609)	(28,110,614)	(4,359,587)	23.2%

Net revenues	447,650,594	607,157,592	94,162,158	35.6%

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(99,847,423)	(135,594,705)	(21,028,955)	35.8%
Performance fee compensation	(5,366,169)	(3,346,509)	(519,000)	(37.6%)
Other Compensations	(114,782,562)	(174,404,709)	(27,047,877)	51.9%

Total compensation and benefits	(219,996,154)	(313,345,923)	(48,595,832)	42.4%
Selling expenses	(43,552,205)	(67,902,033)	(10,530,712)	55.9%
General and administrative expenses	(35,383,324)	(50,213,661)	(7,787,478)	41.9%
Other operating expenses	(6,698,544)	(17,298,096)	(2,682,707)	158.2%
Government subsidies	—	68,941,562	10,691,930	—

Total operating costs and expenses	(305,630,227)	(379,818,151)	(58,904,800)	24.3%

Income from operations	142,020,367	227,339,441	35,257,357	60.1%

Other income:
Interest income	8,788,817	8,677,696	1,345,797	(1.3%)
Interest expenses	(3,058,340)	(4,664,889)	(723,463)	52.5%
Investment income	8,628,912	8,067,380	1,251,145	(6.5%)
Other income	777,180	646,557	100,272	(16.8%)

Total other income	15,136,569	12,726,744	1,973,751	(15.9%)

Income before taxes and loss from equity in affiliates	157,156,936	240,066,185	37,231,108	52.8%
Income tax expense	(38,050,557)	(53,394,844)	(8,280,838)	40.3%
Income from equity in affiliates	9,269,578	5,903,283	915,522	(36.3%)

Net income	128,375,957	192,574,624	29,865,792	50.0%
Less: net loss attributable to non-controlling Interests	(3,702,516)	(6,424,676)	(996,383)	73.5%

Net income attributable to Noah Shareholders	132,078,473	198,999,300	30,862,174	50.7%

Income per ADS, basic	2.35	3.54	0.55	50.6%
Income per ADS, diluted	2.29	3.38	0.52	47.6%
Margin analysis:
Operating margin	31.7%	37.4%	37.4%
Net margin	28.7%	31.7%	31.7%
Weighted average ADS equivalent: [1]
Basic	56,158,164	56,176,502	56,176,502
Diluted	58,816,048	60,251,430	60,251,430
ADS equivalent outstanding at end of period	56,201,776	56,214,768	56,214,768

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs

[5]	To realign the Company’s services provided under different business segments, starting from the first quarter of 2016, the Company reclassifies some of the revenues under “other service fees” to “one-time commissions”. Presentation of prior periods has been reclassified to reflect the same criteria.

Noah Holdings Limited

Condensed Comprehensive Income Statements

(In RMB)

(unaudited)

		Three months ended
	March 31, 2015	March 31, 2016	March 31, 2016	Change
	RMB	RMB	USD
Net income	128,375,957	192,574,624	29,865,792	50.0%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	(434,196)	(1,546,586)	(239,855)	256.2%
Fair value fluctuation of available for sale Investment (after tax)	227,276	4,707,100	730,009	1971.1%

Comprehensive income	128,169,037	195,735,138	30,355,946	52.7%
Less: Comprehensive loss attributable to non-controlling interests	(3,702,516)	(6,436,694)	(998,247)	73.8%

Comprehensive income attributable to Noah Shareholders	131,871,553	202,171,832	31,354,192	53.3%

Noah Holdings Limited

Supplemental Information

(unaudited)

	As of		Change
	March 31, 2015	March 31, 2016
Number of registered clients	74,895	105,557	40.9%
Number of relationship managers	834	1,137	36.3%
Number of branch offices	64	68	6.3%

	Three months ended		Change
	March 31, 2015	March 31, 2016
	(in millions of RMB, except number of active clients and percentages)
Number of active clients	5,275	4,948	(6.2%)
Transaction value:
Fixed income products	12,158	16,144	32.8%
Private equity fund products	5,380	6,066	12.8%
Secondary market equity fund products	6,546	2,317	(64.6%)
Other products, including mutual fund products, private securities investment funds and insurance products	502	287	(42.9%)

Total transaction value	24,586	24,813	0.9%

Average transaction value per client	4.66	5.01	7.6%

Noah Holdings Limited

Segment Condensed Income Statements

(In RMB, except for ADS data, per ADS data and percentages)

(unaudited)

	Three months ended March 31, 2015
	Wealth Management Business	Asset Management Business	Internet Finance	Total
	RMB	RMB	RMB	RMB
Revenues:
Third-party revenues
One-time commissions	124,986,513	—	—	124,986,513
Recurring service fees	64,201,316	14,853,609	—	79,054,925
Performance-based income	9,388,747	16,972,894	—	26,361,641
Other service fees	5,468,713	—	8,991,643	14,460,356

Total third-party revenues	204,045,289	31,826,503	8,991,643	244,863,435

Related party revenues
One-time commissions	77,325,133	—	—	77,325,133
Recurring service fees	78,439,019	69,697,857	—	148,136,876
Other service fees	—	—	140,759	140,759

Total related party revenues	155,764,152	69,697,857	140,759	225,602,768

Total revenues	359,809,441	101,524,360	9,132,402	470,466,203
Less: business taxes and related surcharges	(18,031,993)	(4,749,013)	(34,603)	(22,815,609)

Net revenues	341,777,448	96,775,347	9,097,799	447,650,594

Operating costs and expenses:
Compensation and benefits	—	—	—	—
Relationship manager compensation	(94,520,458)	(3,094,244)	(2,232,721)	(99,847,423)
Performance Fee Compensation	—	(5,366,169)	—	(5,366,169)
Other compensation	(61,448,038)	(31,702,342)	(21,632,182)	(114,782,562)

Total compensation and benefits	(155,968,496)	(40,162,755)	(23,864,903)	(219,996,154)

Selling expenses	(38,063,878)	(2,286,714)	(3,201,613)	(43,552,205)
General and administrative expenses	(13,547,607)	(14,258,598)	(7,577,119)	(35,383,324)
Other operating expenses	(4,450,416)	(637,763)	(1,610,365)	(6,698,544)

Total operating costs and expenses	(212,030,397)	(57,345,830)	(36,254,000)	(305,630,227)

Income from operations	129,747,051	39,429,517	(27,156,201)	142,020,367

Noah Holdings Limited

Segment Condensed Income Statements

(In RMB, except for ADS data, per ADS data and percentages)

(unaudited)

	Three months ended March 31, 2016
	Wealth Management Business	Asset Management Business	Internet Finance	Total
	RMB	RMB	RMB	RMB
Revenues:
Third-party revenues
One-time commissions	227,814,903	276,750	—	228,091,653
Recurring service fees	93,597,180	13,434,602	—	107,031,782
Performance-based income	7,084,942	2,566,893	—	9,651,835
Other service fees	13,507,742	—	6,523,041	20,030,783

Total third-party revenues	342,004,767	16,278,245	6,523,041	364,806,053

Related party revenues
One-time commissions	59,505,300	1,073,707	—	60,579,007
Recurring service fees	82,646,476	119,619,366	—	202,265,842
Performance-based income	—	6,997,951	—	6,997,951
Other service fees	614,194	—	5,159	619,353

Total related party revenues	142,765,970	127,691,024	5,159	270,462,153

Total revenues	484,770,737	143,969,269	6,528,200	635,268,206
Less: business taxes and related surcharges	(21,128,796)	(6,261,747)	(720,071)	(28,110,614)

Net revenues	463,641,941	137,707,522	5,808,129	607,157,592

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(135,564,480)	(29,308)	(917)	(135,594,705)
Performance fee compensation	—	(3,346,509)	—	(3,346,509)
Other compensation	(100,410,596)	(40,050,216)	(33,943,897)	(174,404,709)

Total compensation and benefits	(235,975,076)	(43,426,033)	(33,944,814)	(313,345,923)
Selling expenses	(58,757,267)	(1,900,708)	(7,244,058)	(67,902,033)
General and administrative expenses	(24,644,143)	(12,360,500)	(13,209,018)	(50,213,661)
Other operating expenses	(11,124,898)	(2,270,719)	(3,902,479)	(17,298,096)
Government subsidies	64,000	68,877,562	—	68,941,562

Total operating costs and expenses	(330,437,384)	8,919,602	(58,300,369)	(379,818,151)

Income from operations	133,204,557	146,627,124	(52,492,240)	227,339,441

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for ADS data and percentages)

(unaudited)

	Three months ended
	March 31, 2015	March 31, 2016	Change
	RMB	RMB
Net margin	28.7%	31.7%
Adjusted net margin (non-GAAP)*	30.5%	34.2%
Net income attributable to Noah Shareholders	132,078,473	198,999,300	50.7%
Adjustment for share-based compensation related to:
Share options	2,840,421	12,366,451	335.4%
Restricted shares	5,279,882	2,597,654	(50.8%)

Adjusted net income attributable to Noah Shareholders (non-GAAP)*	140,198,776	213,963,404	52.6%
Net income attributable to Noah Shareholders per ADS, diluted	2.29	3.38	47.6%
Adjusted net income attributable to Noah Shareholders per ADS, diluted (non-GAAP)*	2.43	3.63	49.4%

*	The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.